Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ArtMap Inc.
1099 Capitol Street, Suite 221
Eagle, CO 81631
hackernoon.com

Up to $1,069,993.40 in Common Stock at $8.20
Minimum Target Amount: $9,995.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ArtMap Inc.
Address: 1099 Capitol Street, Suite 221, Eagle, CO 81631
State of Incorporation: CA
Date Incorporated: December 10, 2012

Terms:

Equity

Offering Minimum: $9,995.80 | 1,219 shares of Common Stock
Offering Maximum: $1,069,993.40 | 130,487 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $8.20
Minimum Investment Amount (per investor): $106.60

The Company and its Business

Company Overview

ArtMap Inc ("AMI"), is a digital publishing company that owns 16 different publications, averaging 10M+ pageview monthly. Hacker Noon, the largest AMI publication at 8M+ monthly pageviews, 7k contributing writers, and 200,000 daily readers, is the primary focus of AMI. Hacker Noon's weekly sponsorships, launched in October 2017, is our main source of revenue. AMI has been profitable and cash flow positive for 2.5 years. David Smooke remained the sole full time employee until Linh Smooke joined him in August 2017. All AMI publications are built with Medium.com's content management system. Since 2016, the companies primary focus has been HackerNoon.com.

Competitors and Industry

Our competitors are other digital publishing companies, especially the ones focusing on technology, such as TechCrunch, VentureBeat, SitePoint and The Next Web. Based on recent statistics, only TechCrunch has more total visits, and Hacker Noon, has the most visits per unique visitor. At such time as we cease using Medium.com for content management, Medium could potentially become a direct competitor. Medium's monthly membership model is its main limitation though, since Hacker Noon content is free for readers and we generate revenue through sponsorship. Other less niche publishing platforms, like Huffington Post and LinkedIn Publisher, could also become competition.

Current Stage and Roadmap

AMI (doing business as Hacker Noon) is a growing company with sales and market traction. Hacker Noon site traffic is growing at a stable rate, and we have been profitable for 2.5 years. Our writers have historically used Medium's content management system to easily transfer their content to our website. Medium has prohibited companies using their content management system, to advertise on their own website as of September 1, 2018. Therefore, until we are able to develop our own content management system for our writers, we will be unable to generate revenue from sponsorship on our website. Therefore, we are planning to hire 2-3 developers to our team and build our own content management system, to replace Medium, at which time we can resume advertising on our own website.

The Team

Officers and Directors

Name: David Smooke

David Smooke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Chief Financial Officer, Secretary and sole director
  Dates of Service: February 23, 2015 - Present
  Responsibilities: Oversee editorial, operation and management of the Company.

Other business experience in the past three years:

- **Employer:** SmartRecruiters
  Title: Marketing Director
  Dates of Service: July 01, 2012 - January 01, 2015
  Responsibilities: Managing all aspects of marketing and growth of the company's website viewership and social media presence.

Name: Linh Dao Smooke

Linh Dao Smooke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: August 05, 2017 - Present
  Responsibilities: Oversees day-to-day operations, including, but not limited to, managing sponsorships, in bound writer submissions, human resources and accounting.

Other business experience in the past three years:

- **Employer:** Minerva Project

Title: Head of Asia Marketing
Dates of Service: June 01, 2016 - October 15, 2016
Responsibilities: She spreads awareness about Minerva to the brightest, most talented and deserving students across China, Japan, Korea, India, Southeast Asia, and more.

Other business experience in the past three years:

- **Employer:** Minerva Project
  Title: Southeast Asia Regional Manager
  Dates of Service: September 01, 2014 - June 01, 2016
  Responsibilities: She looks for the brightest, most talented and deserving students across 11 countries in the region for Minerva's Class of 2015 and beyond.

Name: Dane Lyons

Dane Lyons's current primary role is with v1Labs. Dane Lyons currently services 20 hours per week in their role with the Issuer. He's contracted with us for 70 hours minimum. We have the right to renew the contract and work for another 6 months together with Dane.

Positions and offices currently held with the issuer:

- **Position:** Interim CTO
  Dates of Service: October 08, 2018 - Present
  Responsibilities: His primary responsibilities will be evaluating tech talent (front end & back end) and working with the new team members to build our own infrastructure.

Other business experience in the past three years:

- **Employer:** v1Labs
  Title: Founder/CEO
  Dates of Service: April 01, 2018 - Present
  Responsibilities: He runs the company, which is a studio to help teams explore, prototype and deploy new product concepts.

Other business experience in the past three years:

- **Employer:** Kissmetrics
  Title: Senior Software Engineer
  Dates of Service: July 01, 2016 - April 01, 2018
  Responsibilities: Kissmetrics accquired Dane's old company Knowtify and he worked for them as Senior Software Engineer

Other business experience in the past three years:

- **Employer:** Knowtify.io
  Title: Cofounder/CTO
  Dates of Service: December 01, 2013 - July 01, 2016
  Responsibilities: he runs Knowtify as its Chief Technology Officer

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Failure to maintain a positive reputation.
A positive reputation with consumers, advertisers and authors is important in attracting and retaining users, sponsors, writers and third parties willing to use our platform. To the extent our platform or content becomes perceived as not compelling to users, authors and others, our ability to maintain a positive reputation may be adversely impacted.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.
We face competition from various entities in the publishing industry, such as TechCrunch, VentureBeat, SitePoint and The Next Web, Linkedin Publication, and startups are continually launching in the marketplace. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.
Customers, which include consumers using our platform, and authors using our publishing platform, constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality and other features of our platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and

respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

Risks of early-stage companies.

Investing in an early stage company like us involves certain degrees of risk. Financial and operating risks confronting early-stage companies are significant and we are not immune to these. The tech media market in which we compete is highly competitive, and the percentage of companies that survive and prosper is small Early-stage companies often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved.

Risk of intellectual property claims.

Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to use, develop, or market all or portions of our platform, which would make it more difficult for us to operate our business. We do not claim we own any patents, however, the risk factor relates to potential infringement claims from third parties. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We have and shall continue to experience a decline in revenue until we are able to develop our own content management system.

Our Hacker Noon website traffic is growing at a stable rate, and we have been profitable for 2.5 years. Our writers have historically used Medium's content management system to easily transfer their content to our website. Medium has prohibited companies using their content management system, to advertise on their own website as of September 1, 2018. Therefore, until we are able to develop our own content management system for our writers, we will be unable to generate revenue from advertising on our Website. Therefore, we are planning to hire 2-3 developers to our team and build our own content management system, to replace Medium, at which time we can resume advertising on our own website. The development of this system will require significant capital funding, expertise of our management and time and effort in order to be successful. Our content management system, if successfully developed and maintained, may not meet investor or marketplace expectations. Furthermore, despite good faith efforts to develop and complete the launch of our content management system and subsequently to maintain the same, it is still possible that our system will experience malfunctions or otherwise fail to be adequately developed, launched or maintained, which may negatively impact us.

No management Rights in us.

Holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote the shares until such time as we have a initial public offering, which may never occur. Consequently, the investment in common stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Therefore, investors in this offering, will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which a majority of the investors in this offering disapprove. In assessing the risks and rewards of an investment in common stock, Investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and investors in this offering, will be subject to the decisions of our directors, officers, and employees.

We may not be able to obtain adequate financing to grow our operations.

Even if we successfully raise the maximum amounts we are seeking in this offering, we may need additional funds to grow our operation, through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common or preferred equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our technology will be uninterrupted or fully secure, or that third parties, as well as users, will be willing to access and use our platform. Further, our platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or technology. Cyber-attacks may target users or other parties, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. We may store personal and other sensitive information/digital data of our users, writers and other third parties who use our platform. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor or user data, our relationships with our investors, users and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

The operation of our platform and our business is subject to substantial regulation under federal, state, local and foreign laws, including, but not limited to, laws related to privacy. We will incur costs in complying with these regulations and standards, and may be required to incur additional costs to comply with any changes to such regulations and standards. While we believe that we will be able to operate our platform in compliance with applicable laws, if we are determined to have violated such laws, it could result in, among other things, negative publicity, government investigation and/or government or private litigation, any of which could be costly to defend or respond to, and divert management's attention from the operation of our business.

Limited Transferability and Liquidity.
Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market currently exists for our common stock and a public market may never develop.

The common stock may be subject to registration under the Exchange Act if we have assets above $10 million and more than 2,000 purchasers participate in this and future offerings, which would increase our costs and require substantial attention from management.
Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. We could trigger this requirement in the future and be required to register common stock with the SEC under the Exchange Act, which would be a laborious and expensive process. Furthermore, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement its business plan and investors may lose their entire investment.
The Offering is on a "best efforts" basis and we only have a $9995.80 minimum amount to be raised, prior to us beginning to close on and using the proceeds of subscriptions. If we are unable to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Smooke	740,000	Common stock	94.75

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 130,487 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 781,000 outstanding.

Voting Rights

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. However, holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote the shares until such time as we have a initial public offering.

Material Rights

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us. Voting Proxy of Subscribers in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the

Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company. Holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote the shares until such time as we have a initial public offering

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $30,000.00
  Number of Securities Sold: 30,000
  Use of proceeds: services to grow traffic & revenue of our property
  Date: August 16, 2017
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,000.00
  Number of Securities Sold: 5,000
  Use of proceeds: services to grow traffic & revenue of our property
  Date: August 15, 2016
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,000.00
  Number of Securities Sold: 2,000
  Use of proceeds: services to grow traffic & revenue of our property
  Date: March 21, 2017
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,000.00
  Number of Securities Sold: 3,000

Use of proceeds: services to grow traffic & revenue of our property
Date: June 25, 2017
Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000.00
  Number of Securities Sold: 1,000
  Use of proceeds: services to grow traffic & revenue of our property
  Date: January 04, 2017
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
Gross revenue for fiscal 2017 was $81,811.47, compared to $113,786 for fiscal 2016. The decrease in revenue is primarily attributable to our decrease in providing consulting services to clients and assisting them with publishing and marketing their blogs, as a result of focusing our attention on growing our own media properties. Operating expenses for fiscal 2017 were $44,613 compared to $47,241 for fiscal 2016. The decrease in operating expenses is primarily attributable to cutting office cost, part-time employee cost & other costs associated with marketing clients. As a result of the above, for fiscal 2017, we had a net income of $27,009, compared to net income of $ 57,595 for fiscal 2016.

Historical results and cash flows:
Since the launch of our weekly sponsorship program in the fourth quarter of 2017, our gross revenue and net income has significantly increased. From January 2018 to August 2018, gross revenue was $160,795 and operating expenses were $42,063.57. As a result, net income was $118,731.43. This is more than double our net income for either fiscal 2016 or fiscal 2017. Our writers have historically used Medium's content management system to transfer their content to our website. Medium has prohibited

companies using their content management system, to advertise on their own website as of September 1, 2018. Therefore, until we are able to develop our own content management system for our writers, we will be unable to generate revenue from advertising on our website, which will result in a significant decline in our revenue, and is likely to result in net losses in 2018, and through the third quarter of 2019. We are planning to hire 2-3 developers to our team to build our own content management system, to replace Medium, at which time we can resume sponsorship on our own website. We expect to be profitable again by mid to late 2019.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
As of December 31, 2016, we had $ 9,407 in cash, and as of December 31, 2017, we had $8,841 in cash. We finance our operations through our revenue. We have also used minor advances from our founders. We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, we anticipate we can operate our business for 12 months without any additional infusions of capital. If the minimum amount is raised in this offering, we anticipate we can operate our business for 3 months without any additional infusions of capital. We will likely seek to raise capital under crowdfunding offerings, token, equity or debt issuances, or any other method available to us.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds raised in this offering will be used primarily to fund losses that result from the revenue we will be unable to generate until such time as we develop our content management system, and to fund the hiring of 2-3 developers to develop our content management system. We have a debt facility in the amount of $150k available to us, however, have not yet drawn down on that facility.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
As of October 19, 2018, we had $19,000 in cash. Therefore, if this offering is fully subscribed, the funds raised in this offering will constitute a majority of our operating capital, and are necessary for the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
3 months (with a full team of 2-3 tech developers & management)

How long will you be able to operate the company if you raise your maximum funding goal?
12 months (full team)

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)
We will likely seek to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us. We also have a debt facility in the amount of $150k available to us.

Indebtedness

- **Creditor:** Minority Shareholders
  Amount Owed: $5,144.00
  Interest Rate: 0%
  Maturity Date: Due on demand.
  It is a short term debt owed to minority shareholders. It is in current liabilities in the financials already. It has not been paid back as of yet. Because management was not previously aware they owed these amounts, there was no formal documentation. Generally when there are liabilities without terms, they are non-interest bearing and due on demand.

Related Party Transactions

- **Name of Entity:** Jay Zalowitz, John Marshall, Andreas Milles, Dan Moore, Dane Lyons and Artur Kiulian
  Relationship to Company: Minority Shareholders
  Nature / amount of interest in the transaction: Total $5144 ($1060 for 2017 & 4084 for 2016). It is a short term debt owed to minority shareholders. It is in current liabilities in the financials already. It has not been paid back as of yet. Because management was not previously aware they owed these amounts, there was no formal documentation. Generally when there are liabilities without terms, they are non-interest bearing and due on demand.
  Material Terms: Interest rate = 0% Maturity = due on demand

Valuation

Pre-Money Valuation: $6,404,200.00

Valuation Details: With the traffic & growth we have, similar sites/companies (such as Sitepoint, Venturebeat, TechCrunch) have reported total funding/valuation ranging from 10-30M. 6M valuation is a conservative number because we need to move off Medium & build our own Content Management System. We have been profitable for 2.5 years. The Board of Directors believe such valuation to be fair. We believe our revenues will increase once we build our own Content Management System & open up many new revenue streams including but not limited to podcast sponsorship, job advertising, and lead generation.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.80 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*
  94.0%
  70% of this fund (7k) will be used to pay our interim CTO, v1labs, who will work with Hacker Noon on technical hiring, onboarding a development team of 2-3 tech talents, and building the Hacker Noon content management system MVP. 30% will be used to pay part-time labor who will help v1labs in building the MVP, and help David with editorial.

If we raise the over allotment amount of $1,069,993.40, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*
  71.0%
  This fund will be used to pay for our full time 5-person team (3 software developers, CEO David & COO Linh) for a year as well as part-time labor in editorial, design & engineering as needed throughout the year.

- *Technology & Software*
  9.0%
  To run the new Hacker Noon smoothly, we plan to purchase world-class tech & software subscriptions, such as Amazon Web Service for hosting fee. As we iterate several versions of the new site, this category of funding is important.

- *Conference*
  9.0%
  We plan to throw our first conference in late 2019/early 2020.

- *Travel*
  5.0%
  As a remote team (distributed in 3-4 different locations), we budget to travel to the same location once per quarter.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at hackernoon.com (Under the tab Annual Report.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hackernoon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ArtMap Inc.

[See attached]

ARTMAP INC

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

ArtMap Inc
Index to Financial Statements
(unaudited)



dbb*mckennon*

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
ArtMap Inc
Edwards, Colorado

We have reviewed the accompanying financial statements of ArtMap Inc (the "Company"), a California Corporation which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and stockholders' equity and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

dbbMcKennon

October 17, 2018

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

ARTMAP INC
BALANCE SHEETS
(unaudited)

	December 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash	$ 8,279	$ 9,030
Inventory	562	377
Total current assets	8,841	9,407
Total assets	$ 8,841	$ 9,407
Liabilities and Stockholders' Equity		
Current liabilities:		
Related party advances	4,084	1,060
Total current liabilities	4,084	1,060
Commitments and contingencies (Note 3)	-	-
Stockholders' Equity:	4,757	8,347
Total stockholders' equity	4,757	8,347
Total liabilities and stockholders' equity	$ 8,841	$ 9,407

See accompanying independent accountants' review report and notes to the financial statements

2

ARTMAP INC
STATEMENTS OF OPERATIONS AND STOCKHOLDERS' EQUITY
(unaudited)

	December 31, 2017	December 31, 2016
Revenues	$ 81,378	$ 113,838
Cost of revenues	9,756	9,002
Gross profit	71,622	104,836
Operating Expenses:		
General and administrative	37,956	47,241
Sales and marketing	6,657	-
Total operating expenses	44,613	47,241
Net income	$ 27,009	$ 57,595
Beginning stockholders' equity	8,347	956
Distributions	(56,599)	(50,204)
Equity compensation	26,000	-
Ending stockholders' equity	$ 4,757	$ 8,347

See accompanying independent accountants' review report and notes to the financial statements

ARTMAP INC
STATEMENTS OF CASH FLOWS
(unaudited)

	December 31, 2017	December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 27,009	$ 57,595
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity compensation	26,000	-
Changes in operating assets and liabilities:		
Inventory	(185)	(377)
Net cash provided by operating activities	52,824	57,218
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder distributions	(53,575)	(49,144)
Net cash used in financing activities	(53,575)	(49,144)
Increase (decrease) in cash and cash equivalents	(751)	8,074
Cash and cash equivalents, beginning of year	9,030	956
Cash and cash equivalents, end of year	$ 8,279	$ 9,030
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 800	$ 800
Non cash investing and financing activities:		
Distributions not paid - related party advances	$ 3,024	$ 1,060

See accompanying independent accountants' review report and notes to the financial statements

4

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

ArtMap Inc was formed on December 10, 2012 ("Inception") in the State of California. The financial statements of ArtMap Inc (which may be referred to as the "Company," "AMI, " "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Edwards, Colorado.

AMI is a digital publishing company that owns 16 different publications, averaging 10M+ page views monthly. Hacker Noon is the largest AMI publication at 8M+ monthly page views, 7,000 contributing writers, and 200,000 daily readers. Hacker Noon's weekly sponsorships, was launched in October 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
Inventory is comprised of finished good promotional material and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Revenue Recognition
The Company recognizes revenue from weekly sponsorships that are posted on the Company's owned websites and marketing consulting when (a) persuasive evidence that an agreement; (b) the products have been delivered which occurs when the agreed upon service is performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

During the year ended December 31, 2017, the Company's revenue consisted of four customers which accounted for approximately 14%, 11%, 12%, and 18% of total revenue. During the year ended December 31, 2016, the Company's revenue consisted of four customers which accounted for approximately 27%, 14%, 13%, and 18% of total revenue. Management believes the loss of one of these customers would not have an adverse impact on the Company's revenue.

Advertising
The Company expenses the cost of advertising and promotions as incurred. For the years ended December 31, 2017 and 2016 advertising expense was $6,657 and $0, respectively.

Stock Based Compensation
The Company accounts for stock options issued to employees under Accounting Standards Codification ("ASC") 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is taxed as an S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2015. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
As of December 31, 2017 and 2016, the Company had authorized 1,000 shares of common stock. Subsequent to December 31, 2017, the Company increased the number of shares of common stock authorized to 2,000,000 with no par value. Concurrently, the Company enacted a 1,000 for 1 stock split. The Company has reflected this stock split and authorized share count to all historical information contained within.

As of December 31, 2017 and 2016, the Company had 781,000 and 755,000 shares of common stock issued and outstanding, respectively.

Shares Issued for Services
During the year ended December 31, 2017, the Company issued 26,000 shares of common stock for services including website engineering and editorial management. These shares were valued at $1.00 per share. The valuation of these shares was based on management's best estimate using market indicators, historical earnings, and performance of the Company at the time of the award. Accordingly, stock compensation of $26,000 and $0 was recorded in general and administrative expense in the accompanying statements of operations and stockholders' equity for the years ended December 31, 2017 and 2016, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has not made distributions to the minority shareholders of the Company proportionate to their ownership as required of an S-Corporation. Accordingly, these have been treated as if there were distributions with immediate advances back to the Company. As of December 31, 2017 and 2016, the Company owes minority shareholders $4,084 and $1,060, respectively.

NOTE 6 – SUBSEQUENT EVENTS

See Note 4 for increase to authorized shares of common stock and stock split.

The Company has evaluated subsequent events that occurred after December 31, 2017 through October 17, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



What's New · Discover Investments · Raise Capital · Launch an ICO NEW · Sign In

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Hacker Noon

The Premier Independent Tech Publication

Small OPO · Publishing
Accepting International Investment

Overview · Team · Terms · Updates · Comments · Share

How Hackers Start Their Afternoons

Invest in Hacker Noon

Imagine you want to read a story about the most recent Facebook privacy scandal or how Bitcoin actually works - what site would you go to? Some sites will give you clickbait headlines and the same old recycled arguments. Other sites, even credible ones, offer unremarkable second-hand accounts. Rarely do you get to hear the in-depth story from the first-person perspective from the best tech professionals.

HACKERNOON
How hackers start THEIR afternoon
hackernoon.com

Hacker Noon delivers an independent tech blog with honest and unfettered stories and opinions written by real tech professionals, with:

- 7,000+ contributing writers,
- 200,000+ daily visitors,
- 8,000,000+ monthly pageviews

Our traffic is ranked in the top 5K of all websites worldwide





Our traffic is ranked in the top 3k of all websites worldwide and in the top 3k of all US websites by Alexa. We publish ≈ 20 stories per day from around the internet. Hacker Noon has been **consistently profitable for 2.5 years and is now raising funds for the first time.**

Hacker Noon can become a much better destination for tech publishing with your help today.



I love hackernoon.com so much @hackernoon

- says TechCrunch Founder



My life would turn to ashes without Medium/Pinterest/Reddit/Hackernoon/HBR/Wired

- says daily reader

Hacker Noon 1.0: The Story

Hacker Noon began in January 2016 as Hacker Daily on Medium and became Hacker Noon in April 2016. The site, run by the husband and wife team of David and Linh Dao Smooke, started to gain momentum in October 2016 with stories like How it feels to learn Javascript in 2016, The Ethereum-blockchain size has exceeded 1TB, and yes, it's an issue, I'm harvesting credit card numbers and passwords from your site. Here's how., and Why Everyone Missed the Most Mind-Blowing Feature of Cryptocurrency.

In 2017, to create a steady revenue stream, Hacker Noon started a weekly sponsorship package and worked with tech companies like Pubnub, Manifold, Pusher, Segment, Mixpanel, & Amazon's Bot Division, educational organizations like Edx & Full Stack Academy, and blockchain companies like Odem, Ingot Coin, and Dmarket. 52% of companies had renewed or committed to renewing with us.

In the Fall of 2017 Medium, our Content Management System (CMS), decided to ban all 3rd-party ads. This meant that our revenue stream would be cut off and frankly didn't make much sense to the Hacker Noon community. How can Medium, a 3rd party to Hacker Noon, keep their own ads on hackernoon.com? Medium made an offer to buy hackernoon.com, but the offer was rejected.



I'm harvesting credit card numbers and passwords from your site. Here's how.

The following is a true story. Or maybe it's just based on a true story. Perhaps it's not true at all.

. . .

The Hacker Noon story that broke the Internet. Read more here



Hacker Noon Weekly Sponsorships Clients



Online Community for Bot Creators

Service Chatbots: How Voice Recognition Is Making Them More Sophisticated

by our weekly sponsor Discover.bot, an Amazon Registry Services Inc. creation

  

We concluded the Weekly Sponsorship in style - with Amazon.

Manifold, PubNub & Pusher are among our repeat customers

 **Jaime Jorge** 👍
@jaimefjorge   `Following`

Excited for us to be sponsoring @hackernoon this week. Great publication, good content, good people!

- says Codacy CEO & co-founder Jaime Jorge

 **Carson Gibbons**
@carsoncgibbons   `Following`

Thankful for the @hackernoon community and honored that @cosmic_js is sponsoring this week 🎉 #hackernoon

- says CosmicJS's co-founder Carson Gibbons

Our stance on ads

We don't want to advertise the shoes you've considered buying around the web, we do want to surface sponsors that are relevant to the subject matters being read, such as blockchain sponsors on blockchain content. We believe sponsorship is not evil, if done right. What's evil is surveillance. Our sponsors will be either site-wide or by subject matter.

We think there is a major difference between a "**sponsor**" and an "**advertiser**":

- Sponsors are long term. Ads are short term.
- Sponsors say why they're here. Advertisers distract from you from being here.
- Sponsors care about demographics. Advertisers care about individual user data.

Hacker Noon runs on sponsorship promotions, never personalized ads.

Our promotions are like billboards - relevant to the content and not the individual reader. **Without sponsors, we can't make the site free for readers forever.** Our sponsorship placements are minimalistic & non intrusive. No sidebars, no popups, no video ads. We care about reading quality and will never take that experience away from the reader.

One of the main reasons Jonah Peretti left Huffington Post and started Buzzfeed was because the ad system was not baked into the tech. By increasing the ad duration and having no sales middlemen, Hacker Noon has been able to offer customers better rates and better relevancy, and we'll have healthy margins with longer term customers. We want to own the relationship with the brands and have quality brands that validate the content. We have been extremely selective in choosing which brands to be Hacker Noon sponsors and will continue to do so going forward.

 **Andrey Butov**
@andrey_butov   `Following` ⌄

. @hackernoon is steadily becoming my new favorite thing on the internet.

- says Antair Founder Andrey Butov

 **Founder Collective**
@fcollective   `Following` ⌄

.@hackernoon is fusing the best aspects of Hacker News and TechCrunch.

- says VC Firm Founder Collective

Hacker Noon 1.0: Our Success to Date

Hacker Noon's traffic has been extremely stable & growing at a stead pace

Hacker Noon Weekly Users (Oct 2016 - Oct 2018) ✓   🖫 SAVE   ⬇ EXPORT   ⌕ SHARE

Oct 27, 2016 - Oct 27, 2018 ⌄

All Users
100.00% Users
Overview
Users
VS.
Select a metric
Hourly
Day
Week
Month
Users
1,200,000
600,000
January 2017
April 2017
July 2017
October 2017
January 2018
April 2018
July 2018
October 2018

Source: Google Analytics (excludes all RSS traffic)

Hacker Noon is comparable in traffic, audience and quality to these older sites

50 Most Similar Sites
to Hacker Noon
bitbucket.org
atlassian.com
digitalocean.com
askubuntu.com
jetbrains.com
git-scm.com
python.org
visualstudio.com
apache.org
gitlab.com
docker.com
dzone.com
readthedocs.io
github.com
slack.com
medium.com
techcrunch.com
producthunt.com
coinbase.com
cointelegraph.com
coindesk.com
steemit.com
mongodb.com
toptal.com
coderwall.com
nodejs.org
heroku.com
raw.githubusercontent.com
gitbooks.io
sitepoint.com
npmjs.com
codepen.io
codementor.io
jquery.com
towardsdatascience.com
css-tricks.com
ycombinator.com
freecodecamp.org
angular.io
jsfiddle.net
hackernoon.com
scotch.io
smashingmagazine
codeburst.io
reactjs.org
vuejs.org
facebook.github.io
dev.to
auth0.com

Source: Similar Web

Hacker Noon audience is younger, wealthier & more educated than the internet's average

Gender
Internet Average
Male
Female
Below
Above
Education
Internet Average
No College
Some College
Graduate School
College
Below
Above
Browsing Location
Internet Average
Home
School
Work
Below
Above
Age
Income
Has Children



Source: Alexa

Hacker Noon leads in story quality comparing to 4 similar tech media sites

Total Visits ⓘ
May 2018 - Jul 2018, Ⓢ Worldwide

Domain		% #
🔵 hackernoon.com		42.97M
🔵 techcrunch.com		86.97M
🔵 venturebeat.com		19.35M
🔵 sitepoint.com		41.21M
🔵 thenextweb.com		24.64M

Hacker Noon is second only to TechCrunch in most categories but leads in Visits/Unique Visitors & Bounce Rate, both indication of Story Quality

Engagement ⓘ
May 2018 - Jul 2018, Ⓢ Worldwide

Domain	🗓 Monthly Visits	🖼 Unique Visitors	👤 Visits / Unique Visitors	🗂 Pages/Visit	📈 Bounce Rate
🔵 hackernoon.com	14.32M	6.884M	2.08	1.84	55.72%
🔵 techcrunch.com	28.99M	16.97M	1.71	1.71	70.08%
🔵 venturebeat.com	6.451M	4.211M	1.53	2.10	64.51%
🔵 sitepoint.com	13.73M	6.971M	1.97	2.05	69.11%
🔵 thenextweb.com	8.213M	5.403M	1.52	1.71	71.35%

Source: Similar Web (August 2018)

Hacker Noon brings more traffic to Medium than Medium to Hacker Noon

Top Referring Sites: ⓘ



🔲 github.com	9.30%	▼ 7.29%
🟣 blog.twitch.tv	6.14%	▼ 37.67%
🟠 news.ycombinat...	5.59%	▼ 19.52%
🟢 hackernoon.com	5.53%	▼ 11.20%
🟩 medium.freecod...	5.30%	▼ 4.97%



medium.com

Top Destination Sites: ⓘ



🔲 github.com	11.71%	▼ 5.44%
🔴 accounts.google...	5.85%	▼ 13.81%
🟩 medium.freecod...	4.22%	▼ 18.52%
🐦 twitter.com	3.30%	▼ 14.45%
🟢 hackernoon.com	3.01%	▼ 14.84%

Hacker Noon 1.5: The Start of New Revenue Streams

Medium's latest pivot was a wakeup call. We were overly reliant on a 3rd party, and we need to evolve. Their ads remain on our site... for now.

Since they banned our sponsorship package in early September, we have:

1. acquired the Crypto Disrupted podcast & launched the Hacker Noon podcast,
2. created the Hacker Noon job board,
3. pre-sold 2019 sponsorship inventory, and
4. hired an awesome interim CTO.

Hacker Noon Podcast	*Hacker Noon Job Board*	*Hacker Noon's Interim CTO*

  

podcast.hackernoon.com	jobs.hackernoon.com	product iteration with Dane Lyons

With upcoming guests like Tracy Chou of Pinterest & Project Include, Gary Tan of Initialized Capital Partner, & Suhail Doshi of Mixpanel, The Hacker Noon podcast, hosted by Trent Lapinski (formally, Crypto Disrupted) will explore new mediums for delivering the truth about how the tech industry actually functions.

While Hacker Noon is primarily text-based, in a recent Hacker Noon survey, 71% of readers said they would like to listen to a Hacker Noon podcast. The community asks - we listen. Hacker Noon is on the path of diversifying our content and scaling our voice.

The Hacker Noon job board is where tech leaders hire, and the brightest people in tech find jobs. This marketplace is a natural extension of our publication. What's a better place to hire tech talent than where people already read about tech & tech talent?

This job board stems from our need to hire our own tech talent in anticipation of the transition off Medium. Instead of paying for a talent acquisition service, we create our own! So far, we have had over 100+ applications and we have interviewed 30+.

Some great companies are already

The founder of v1labs & Techstar-backed Knowtify, Dane is one of the best product minds around. He is joining Hacker Noon as interim Chief Technology Officer. Hacker Noon CEO David Smooke previously worked with Dane's company Knowtify before it was acquired by Kissmetrics. His primary responsibilities will be evaluating tech talent (front end & back end) and working with the new team members to build our own infrastructure.

"To build a good product, you've got to embrace change. When you have a product and you change something about the product, there's really only three outcomes. It's going to get better, it's

And yes - this podcast is also run on sponsors. Our lineup includes Datadog (a repeat customer), Harbor & Treehouse Tech Group.

Up next: quality video content on YouTube.

hiring on our job board, like Decent, LeafLink, Noson, the Nakamoto Terminal, the Gritti Fund and yours truly (front end developer & backend developer).

Up next: Jobs integration with Hacker Noon contributors' stores.

outcomes. It's going to get better, it's going to get worse, or it's going to stay the same."

Dane Lyons
i-CTO, Hacker Noon

Up next: a full 3-person tech team led by Dane to build our own CMS.

Hacker Noon 2.0: The Vision

With your help, here's what we will offer in Hacker Noon 2.0:

   

To Our Readers:
- Tech stories (from actual tech professionals)
- Free to read forever
- The choice to not share their reading data

To Our Writers:
- Quality distribution
- Community driven editorial line
- Multiple ways to monetize content & earn coins

To Our Sponsors:
- Top navigation site wide takeovers
- Branding of relevant writers, subjects & stories
- Minimalistic tech stores

To New Visitors, We Do Not:
- Track readers
- Force readers to login
- Run intrusive ads



Hacker Noon's Market Position

We strive to provide a forum to learn about and publish what matters in the tech world.

We care deeply about our contributors. What makes Hacker Noon truly stand out is the fact that **we are independently-owned** & **community-driven**. Our community drives our editorial, not just our traffic. This is why we naturally become the industry's leading blog in cryptocurrency & blockchain, by staying true to our spirit: If that's what the community wants, we publish it. Going forward, we will harness the power of our community even more by empowering subject matter experts to become verified writers and community editors (*more below*).

We live in the beautiful internet space between corporate blogs and the New York Times - providing tech professionals a raw destination for what is actually happening in the tech industry. By having a niche - technology - we will always have more focus than past contributor networks like Medium and the Huffington Post.

"Hacker Noon can be a much better destination for readers and contributors than it is today. For the first time, we're raising money.

Readers want to read more and writers want to write more. Support will go a long way with this community. We made Hacker Noon into a staple of tech media with a lean team and we are primed to expand. I made a questionable publishing partnership with Medium. Our goal is to build a new infrastructure that is optimized for how people use and want to use Hacker Noon.

I'm looking forward to becoming the best place for tech professionals to publish."



Linh Dao Smooke & David Smooke

David Smooke
Founder & CEO, Hacker Noon

Hacker Noon 2.0: Empowering the Contributors

Writer, Verified Writer, & Community Editor

The structure of Hacker Noon 1.0 leaves much to be desired. Users either have admin access to every single page of the site (as an editor) or none at all and can only submit stories for review (as a writer). In Hacker Noon 2.0, **verified writers** earn the right to hit publish & **community editors** earn the right to control the site's curation.

Writer	Verified Writer	Community Editor
		

A writer is someone who can submit stories for publication on Hacker Noon after an editorial review process. Based on the quality and performance of their stories, all writers can become verified writers.

A verified writer is someone with proven track record in an area of expertise. They will not be subject to the normal 3 business day review process. They can automatically have their stories published.

A community editor is someone who can curate pages and publish story submissions. For example, if they are an expert in blockchain, they can curate, edit & distribute stories related to blockchain.

 **David Smooke**
@DavidSmooke

 Following ⌄

my job is to make my job obsolete.

- says Hacker Noon's CEO David Smooke

Future Benefits for All Contributors

Ultimately, Hacker Noon contributors want - and deserve - **distribution** and **choice**. The contributing writers are at the heart & soul of our platform and we want to serve them first and foremost.

In Hacker Noon 2.0, the contributing writers will have the opportunity to gain:

1. *Audience & Community*
2. *Lead Generation*
3. *Freebies*
4. *Points and Coins*

Audience & Community	**Lead Generation**	**Freebies**	**Points and Coins**
			

We will double down on quality story distribution, and improve how contributors gain value from that exposure.

Contributors earn the right to have their stories optimized for their own call action - we will encourage design that drives real business activity.

We will leverage the brand and aggregate of the community to provide additional benefits to the individual contributor.

We will also make it simple for readers to tip the contributor with fiat and crypto, and earn points for their contributions.

In Hacker Noon 2.0, we want to better how we help contributors scale their own communities. For example, instead of gaining followers on our site, **we will replace the 'follow' button with a 'give email' button**. We prefer contributors email their community through us, but they are more than welcome to take their emails and communicate with their community how

In Hacker Noon 2.0, **embeddable call to actions** will be baked into the site. We will also build **minimalistic stores so that contributors can capture interest for things related to their stories.** Use cases for these leads are: software demos, software purchases, email newsletter subscriptions, ebooks, long-form reports, consulting services, jobs, and more.

This will start by systemizing activity that is already happening around Hacker Noon, such as **free tickets to the best tech events**. Starting with verified writers and community editors, Hacker Noon 2.0 can move into additional benefits, such as **free software and even the Airdropping of tokens**, a la Earn.com. The best tech brands want their products

All contributors will earn hacker points, and in the future these points could serve as the basis for not only site influence, but also a hacker noon cryptocurrency. It will be an iterative process to map points to value. More tangibly in Hacker Noon 2.0, **our design will make it simple for contributors to collect appreciations from their readers** in the form of fiat and crypto collections.

they see fit.

and services in the hands of
top tech influencers.

Some of Hacker Noon's Contributing Writers



Apolo Ohno
Entrepreneur & 8x Winter
Olympic Medalist



Alibaba Tech
First-hand accounts by
Alibaba's tech team



Daniel Jeffries
Author, Futurist and
Thinker



Natalie Fratto
VP, Early Stage Practice at
Silicon Valley Bank



Justine and Olivia Moore
Venture Investors at CRV



Omer Goldberg
Software Engineer at
Facebook



Amber Cazzell
PhD, Social Psychology



Daniel van Flymen
Software Engineer &
Photographer



Sam Altman
President, Y Combinator



Cassie Kozyrkov
Chief Decision Engineer,
Google Cloud



Azeem Azhar
Chief of The Exponential
View



Brad Feld
Managing Director at
Foundry Group



Joseph Flaherty
@josephflaherty

Following

Impressed that @Hackernoon (founded in
2015) drives more traffic than Forbes
(founded in 1917).

- says former Wired writer Joseph Flaherty



Anthony Shaw
@anthonypjshaw

Following

Front page of hacker news and hacker noon.
HackerNoon pulled more traffic. Sssshh
don't tell @DavidSmooke he's onto
something 😄

- says Dimension Data's Global Head of Talent + Innovation
Antony Shaw








Isabel Nyo
Engineering Leader



Nir Eyal
Author of Hooked



Tal Kol
Founder of Orbs.com



Aakash Japi
Snapchat Software
Engineer



Jose Aguinaga
Web Engineer



Arjun Sethi
CoFounder Tribe Capital



Quora
Share knowledge
[partnership]



Chelsea Rustrum
Sharing Economy Author



Mohit Mamoria
Authorito Capital CEO



Whitney Meers
Satirist and Founder of
Platformer Marketing



Serge Faguet
Mirror AI Founder &
BioHacker



Beautyon
Bitcoin is. And that is
enough



Alex Hughes
@alexjackhughes

Following ∨

Just had my blog accepted onto
@hackernoon! Very cool day to be me. It's
about the secret sauce of coding, go have a
read whilst I phone my mum

- says Huckletree Full-Stack Developer
Alex Hughes



Stephen Cognetta
@stervyc

Following ∨

Wow, my #HQTrivia Hack article just made it
to 100K+ views! Thanks @hackernoon and all
the fans!

- says Hack Mental Health Founder
Stephen Cognetta



Will Manidis
Managing Partner at
DormRoomFund



Riz Virk (zenentrepreneur)
Play Labs @ MIT



Erik P.M. Vermeulen
Tilburg University Professor



Meg Adams
Engineering Manager at
Conde Nast



The Next Web

Stories for Generation T

[partnership]



Sam Radocchia

Co-Founder at Chronicled



Matt Turck

VC at FirstMark



Haseeb Qureshi

GP at MetaStable Capital



Roy Bahat

Head of Bloomberg Beta



Jeff Hollan

Senior Program Manager
for Microsoft Azure



Poornima Vijayashanker

Founder of Femgineer



Thomas Webb

Magician & Hacker

Hacker Noon 2.0: The Budget

For Year 1: From Fully Subscribed Crowdfunding Round ($1,069,993.40)

The plan starts with a new infrastructure where more revenue opportunities are baked into how it's made - we plan to use approximately half of the funding to build a profitable site without Medium's Content Management System. We plan to use the other half of the funding (in addition to interim revenues) to amplify what's been working. To achieve this goal, here is the anticipated breakdown by function:



The Offering

We are raising $1,069,993.40 for 14.32% ownership of the company with a $6,404,200 pre-money valuation. If this crowdfund round is fully subscribed, Hacker Noon's post-money valuation will be about $7.5M.

This is our first round of funding. While we don't plan to make fundraising a habitual exercise, we have plenty of equity available to do another crowdfund or venture raise if we choose. As we publish a lot about cryptocurrencies and blockchains, our contributing writers have given us plenty of ideas about how we could create a Hacker Noon token. A token raise is the most probable and highest-ceiling route for Hacker Noon 3.0.

Our company is entirely common stock (#equality), but as a matter of logistics, all crowdfund shareholders will grant their voting rights to the CEO.

Investment Details

$8.20/share │ **$6,404,200.00** pre-money valuation │ **$106.60** Minimum Investment

Perks*

All investors can have their stor(ies) of choice reviewed by a human editor for publication on Hacker Noon, as well as free access to all Hacker Noon content forever or as long as there is Hacker Noon (hopefully that's as long as there is internet). Free content is actually true for anyone who visits the site, but as many sites take readers' information, attention and/or currency in exchange for consuming stories, we want to remind you that by supporting Hacker Noon, you support one of the internet's best principles - freedom of information.

$1,000+ — all the above, plus access to the **company's quarterly** overview and quarterly investor video conference

$3,000+ — all the above, plus **"investor of the week"** feature atop our weekly newsletter to 175k+ ppl, linking to your social media of choice

$10,000+ — all the above, plus **an interview** by a Hacker Noon contributor; and **2 stories published** about you or your company on Hacker Noon

$25,000+ — all the above, plus a **guest appearance** on the **Hacker Noon Podcast**

$107,000 — all the above, plus a **limited edition Hacker Noon t-shirt** (#painfullygreen). Isn't the startup life too much about schwag? If you invest the max, we'll **give you a day**. Just let us where you live and what you do then David our CEO **will go to your city and place of business** and work on your tech, your media, your story, **helping build whatever it is you're building** in whatever way we can help. We hope people considering investing $107k would do the same for us. At this level we're looking for partners who want to spend time bettering Hacker Noon. Yes, we are not kidding about the t-shirt. It is painfully green and it's all yours.

All perks occur after the offering is completed.
*** if any of the perks isn't applicable to you, the green T-shirt is yours.*

Why invest in Hacker Noon now?

We at Hacker Noon have created a successful tech blog, providing free stories for readers, quality free distribution for writers, a community-driven editorial line and high performing campaigns for sponsors.

Your investment can help us grow into the #1 independent tech blog on the web and keep us free of platform dependence. All platform dependence and venture investment create bias and vested interest. We want to amplify voices based on merit of their work and their story.

We believe NOW is the best time for you to invest in Hacker Noon, because:

1. Top 5k sites in the world **rarely have total raises this low.** There are 644 billion sites in the world & publishing platforms in the top 10k global Alexa ranking have a median Total Raise Amount of $28M (*see chart below*). We can and we will greatly improve our valuation when we successfully build our own content management designed around our workflow.

Hacker Noon v.s. other Media Sites: Amount Raised vs. Global Alexa Ranking

Media Sites/Blogs/Platforms	Global Alexa Rank (as of Oct, 2018)	Amount Raised (Proxy for Valuation)*
mashable.com	1,376	$46,000,000.00
bustle.com	1,499	$50,500,000.00
fool.com	1,950	$25,700,000.00
Thrillist.com	2,082	$54,000,000.00
Edmodo.com	2,162	$77,500,000.00
Euronews.com	2,271	$30,000,000.00
Complex.com	3,074	$60,533,695.00
barstoolsports.com	4,322	$15,000,000.00
ProductHunt.com	4,418	$7,500,000
axios.com	4,490	$30,000,000.00
Cheezburger.com	4,596	$41,739,591.00
salon.com	4,772	$32,720,379.00
LiveMint.com	4,924	$28,000,000.00
HackerNoon.com	5,443	$1,070,000**
venturebeat.com	5,857	$3,598,474.00
theblaze.com	6,388	$6,400,000.00
scoopwhoop.com	6607	$5,170,846.00
moviepilot.de	6,788	$7,000,000.00
theodysseyonline.com	6,826	$33,450,000.00
Topix.com	6836	$20,000,000.00
dallasnews.com	6,967	$5,000,000
TheStreet.com	7,168	$31,469,999.00

TheWrap.com	7,174	$3,500,000.00
dailydot.com	7,286	$10,500,000.00
YourStory.com	8,390	$12,969,522.00
Playbuzz.com	8,926	$66,000,000.00
WeatherBug.com	9,622	$38,000,000.00
Median Value	5,443	$28,000,000.00

Source: Alexa (for ranking) & CrunchBase (for amount raised)

*We believe Amount raised is a factor in having an idea of a company's valuation.

** For Hacker Noon: assuming that this crowdfund is fully subscribed

2. We have been **profitable** & **cash-flow positive** for the past 2.5 years. It is rare for an early-stage startup to be immediately profitable like us. (*see our Profit & Loss chart below*).



Hacker Noon Quarterly Revenue, Expense & Profit (Jan 2016 - September 2018)

Source: Hacker Noon Accounting

3. Our team is **extremely lean**. Most other tech sites with similar traffic are much larger than us (*see chart below*). Going forward we will continue to stay lean with a team of 5.

Among 400+ publications/blogs that rank 1k-10k globally by Alexa, only 14.4% have fewer than 10 employees





Source: CrunchBase

4. We have **never taken any investment** because we didn't need to. We don't even own a business credit card - 100% of our operating cost has been derived from our revenue. To build our own CMS, we are raising money for the first time. And what better way to showcase the power of our Hacker Noon community by doing an equity crowdfund first?

5. Our community of **7,000 contributing writers** (and growing) is our biggest asset. The new site will offer more benefits to contributing writers. Our contributing writers will actually gain their followers email addresses, have the opportunity to earn coins, and the call to action to their related business will be baked into the design. We will give our contributors choice & distribution.

6. Over **52% of customers have renewed** or committed to renewing with us. We've already pre-sold sponsorships for Hacker Noon 2.0 in 2019. This is possible because we believe sponsorship if done right is not evil. What's evil is tracking users.

7. Over the past 3 years of publishing 20+ stories every single day, we've cultivated **rare industry knowledge** of how to publish wildly successful content. Our library of ≈ 25,000 blog posts is something people keep coming back to. We will curate that knowledge in a cleaner way with the new site.

8. We are one of the **internet leading publications in cryptocurrency & blockchain**. We saw the rise of blockchain through our own growth & we believe tokens are the future. We have the industry knowhow, the community & strong connections with blockchain companies. We are also introducing Points & Coins in Hacker Noon 2.0 in preparation of a **potential coin offering**.

9. Support **independent tech media** for a better internet! As many media sites take readers' time, information, and currency in exchange for content, we want to remind you that by supporting Hacker Noon, you support what the internet was created for - freedom of information.

Hacker Noon PLUS: Additional Digital Publishing Assets

When you invest in Hacker Noon, you are investing in a culture of experimentation. We are always looking for new ways to make better publishing destination and tools. While future experimentations will be under the Hacker Noon hood, this experimentation first culture has produced additional digital assets (with varying degrees of traction) that can help grow Hacker Noon.

ArtMap Inc (dba Hacker Noon) owns a number of digital media sites, publishing tools and social media accounts, including but not limited to:







Media Sites

Pageviews over the last year (in parentheses):

- ARTplusMarketing.com (2,120,000+)
- FutureTravel.Today (624,000+)
- FitYourself.Club (740,000+)
- SmallBusinessForum.co (67,000+)
- MyStudentVoices.com (820,000+)
- 42Hire.com (182,000+)
- ResponsibleBusiness.co (21,000+)
- TheLacesOut.com (46,000+)
- FestivalPeak.com (120,000+)
- MovieTime.Guru (235,000+)
- HealthcareInAmerica.us (248,000+)
- Medium.com/Athena-Talks (792,000+)
- KeepingStock.net (789,000+)
- ExtraNewsfeed.com (5,129,000+)

Publishing Tools

Functions of these sites, and learnings from their performance, will be in Hacker Noon 2.0:

- PaidStory.com is a contributed content service and branded content marketplace.
- StoryLicensing.com is a marketplace to republish high quality blog posts. Also own related domains: storylicense.com, bloglicense.com and bloglicensing.com.
- AMIpolls.com is a site for our savory twitter polls.
- AMI.network is a search engine of the AMI library.
- WeeklySponsor.com sells Hacker Noon Weekly Sponsorships.

Social Media Accounts

Twitter (75,000+ followers):

@ami, @hackernoon, @artmapinc, @athenatalkssf, @hackerinsights, @fityourselfclub, @thesmbforum, @mystudentvoices, @42hire, @keepingstock, @extranewsfeed, @lacesoutson, @movietimeguru, @americanhcare, @techtalented, @assesstalent @startuphires, and more.

Hacker Noon has its name reserved on other top social platforms that we plan to expand on: Youtube, GitHub, Twitch, Minds, Instagram, Reddit, Soundcloud, iTunes, Google Podcasts, Pinterest, Linkedin, GIPHY and Facebook (17k Likes).

Launched

Jan 2016 — The beginning

Hacker Noon launched as Hacker Daily

October 2016 — Inflection Point

Traffic doubled from 1M to 2M pageviews with viral stories.

June 2017 — In person Event

Threw our Inaugural Hacker Noon Party to celebrate 100k subscribers. 200+ ppl attended in San Francisco.

September 2017 — Expanding The Team

Linh Dao Smooke joined full time as Hacker Noon COO.

Oct 2017 — Launched Weekly Sponsorship Program

Launched Weekly Sponsorship Program. We then were booked almost every single week through Dec 2018.

Jan 2018 — Our best month yet

January was our biggest month at 12M+ pageviews, as David Gilbertson exposed an important security hole in an open source software on thousands of sites.

March 2018 — Expanding On the Ground Presence

David & Jay served as judges at SXSW Hackathon.

Sept 2018 — Sponsor Bans Other Sponsorships

Medium, a 3rd party to HN, bans 3rd Party Sponsorship for companies using their CMS. We rejected their offer to buy hackernoon.com.

Oct 2018 — Growing Team

Acquired Crypto Disrupted, the podcast by Trent Lapinski & launched Hacker Noon Podcast. Onboarded V1Labs' Dane Lyons as interim CTO.

March 2019 — MVP Live

Release the Hacker Noon CMS (Hacker Noon 2.0) on HackerNoon.com (ANTICIPATED).

October 2019 — Hacker Noon's First Conference

Throw an amazing conference for the tech community (ANTICIPATED).

Feb 2020 — Functioning Contributor Benefits

Have all Hacker Noon 2.0 benefits and functions described above live on the site (ANTICIPATED).

In the Press

The Guardian · Forbes · Columbia University · Indie Hackers · CCN · Mashable

Bloomberg · The Cointelegraph · CoinStrategy · Investopedia · Wikipedia, The Free Encyclopedia · Software Engineering Daily

PCQuest · Detailed · R · TP Top Pub · TechCrunch · Bustle

lifehacker · Fast Company · TNW The Next Web · The Motley Fool · The Chronicle of Higher Education · 9TO5Mac



salon | THE RINGER | Nasdaq | WIRED | CRYPTO BRIEFING

GIZMODO | cnet | CNBC | engadget | Intelligencer | VentureBeat

BREITBART | ANDREESSEN HOROWITZ | PC PCMAG.COM | Google news | YAHOO!

SHOW MORE

Meet Our Team





David Smooke

Founder/CEO

David Smooke is the leader of Hacker Noon. He grew the company from a boutique marketing agency (ArtMap Inc) into a publishing powerhouse (AMI Publications) in 3 years - and for most of that time single-handedly. David is relentless in his pursuit of the story. He begins his every morning by reviewing the best Hacker Noon story submissions from all around the internet. Previously, David was part of the founding team at SmartRecruiters, the talent acquisition suite. He graduated from

Linh Dao Smooke

COO

Linh Dao Smooke makes Hacker Noon profitable. Since she joined full-time, Hacker Noon has grown 2.5x in traffic & 2.7x in revenue. Previously, she was head of Asia Marketing at Minerva Project ($100M in funding). Linh also founded the first creativity camp in Vietnam, CKP, which continues to empower Viet students 7 years in. Her experience in education has been instrumental in how Hacker Noon onboards, nurtures, and serves its community of writers and sponsors. She graduated from Brown

University of Redlands with degrees in Creative Writing & Economics. In his spare time, David reports to the actual CEO of Hacker Noon, his daughter Norah.



University with a degree in International Development. In Linh's spare time, she sleeps. As a new mother & an entrepreneur, she doesn't really have spare time.





Dane Lyons
Interim CTO

The founder/CEO of v1labs, Dane has been hacking things on the web for over 15 years. Previously, he was Founder & CTO of Knowtify, a Techstars company that got acquired by Kissmetrics. Exploring new product concepts is what keeps him up at night. He will be evaluating potential hires and working with the new team to build our own infrastructure.





Hacker 1
Now Hiring

Front End Developer. This role owns everything front end and requires strong design chops. You'll work with the vision/copy/PM-ing of the founder, part-time designers/artists, and one back end developer.





Hacker 2
Now Hiring

Back End Developer. This role owns everything back end and requires strong design chops. You'll work with the vision/copy/PM-ing of the founder, part-time designers/artists, and one front end developer. Ideally, you've worked on content management systems before, and maybe even built your own.





Trent Lapinski
Hacker Noon Podcast Host

Trent Lapinski first made his impact on Silicon Valley covering Steve Jobs keynotes in his teens, and later in his twenties building tech startups. Now in his early thirties, Trent is a future-focused technologist, journalist, hacker, and former startup founder with a successful exit. Lately, Trent's been interviewing tech best leaders for the Hacker Noon podcast.





Jay Zalowitz
Co-founder & Advisor

Jay's a hacker for good who works at Capital One as Principal Engineer. He was essential to recruiting contributors in the early days of Hacker Noon. Today, he remains an editor and community advocate, who occasionally leads Hacker Noon special projects.



Offering Summary

Maximum 130,487* shares of common stock ($1,069,993.40)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,219 shares of common stock ($9,995.80)

Company	ArtMap Inc (dba Hacker Noon)
Corporate Address	Colorado Workspace 1099 Capitol Street, Suite 221 Eagle CO 81631
Description of Business	ArtMap Inc ("AMI"), is a digital publishing company that owns 16 different publications, averaging 10M+ page views monthly. Hacker Noon is the largest AMI publication at 8M+ monthly page views, 7k contributing writers, and 200,000 daily readers.
Type of Security Offered	Common Stock (the "Shares" or "Securities")
Voting Proxy	Each Subscriber shall appoint the CEO of the Company, or his or her successor, as proxy and attorney, with the power to (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing.
Purchase Price of Security Offered	$8.20 per share
Minimum Investment Amount (per investor)	$106.60

Perks*

All investors can have their stor(ies) of choice reviewed by a human editor for publication on Hacker Noon, as well as free access to all Hacker Noon content forever or as long as there is Hacker Noon (hopefully that's as long as there is internet). Free content is actually true for anyone who visits the site, but as many sites take readers' information, attention and/or currency in exchange for consuming stories, we want to remind you that by supporting Hacker Noon, you support one of the internet's best principles - freedom of information.

- **$1,000+** — all the above, plus access to the **company's quarterly** overview and quarterly investor video conference
- **$3,000+** — all the above, plus "**investor of the week**" feature atop our weekly newsletter to 175k+ ppl, linking to your social media of choice
- **$10,000+** — all the above, plus **an interview** by a Hacker Noon contributor; and **2 stories published** about you or your company on Hacker Noon
- **$25,000+** — all the above, plus a **guest appearance** on the **Hacker Noon Podcast**
- **$107,000** — all the above, plus a **limited edition Hacker Noon t-shirt** (#blindinglygreen). Isn't the startup life too much about schwag? If you invest the max, we'll **give you a day**. Just let us where you live and what you do then David our CEO **will go to your city and place of business** and work on your tech, your media, your story, **helping build whatever it is you're building** in whatever way we can help. We hope people considering investing $107k would do the same for us. At this level we're looking for partners who want to spend time bettering Hacker Noon. Yes, we are not kidding about the t-shirt. It is blindingly green and it's all yours.

*All perks occur after the offering is completed.

** If any of the perks isn't applicable to you, the green T-shirt is yours.

The 10% Bonus for StartEngine Shareholders

ArtMap Inc (dba Hacker Noon) will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $8.20 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $820. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Hacker Noon to get notified of future updates!

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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1. Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

Introduction

David: Hello

Linh: Hello

David: I'm David

Linh: And I'm Linh

Linh: And we are

Both: Hacker Noon

David: This is it.

Linh: Yep – just the two of us

What is Hacker Noon?

David: A premier tech publication: we're all about tech media, we're driven by a contributor network. We publish 7000 different writers. We have 200,000 daily readers. Every month in 2018, we've hit over 8 million pageviews.

Why invest now?

Linh: This is the very first time we're seeking financing from any source ever and we think to ourselves, what is a better way to harness the power of community than to do equity crowdfunding?

David: Yes, we've been profitable for 2.5 years and we've reinvested our revenue in the business. The revenue is primarily from weekly sponsorships, and it was growing very well, we were booked through the end of the year. But the content management system we build on said that if we work with them, we can't have 3 rd party sponsors anymore. So, we're evolving.

Linh: It's very questionable, their reasoning behind this, we think that they are 3 rd party

to us. And they do run ads on our site.

David: Now we know we have a great community. We know readers want to read more; we know writers want to write more. I, as the CEO, made a questionable business partnership, and we're going to move beyond that. We stand for not surveiling our readers. That's where the evil of a lot of these tech companies are coming from. Who knows what they're doing with the data? By taking money from the community, we're also eliminating that conflict of interest that you have with a lot of other media companies. So one day we can say unkind things about Microsoft, and the next day we can say kind things about Microsoft, because we're independent. Whatever the community thinks about what's happening in tech we can publish. And without that conflict of interest, we can be a better site, a more open site, a better place to actually learn about technology.

What makes Hackernoon special?

David: We're a top 5000th site in the world, according to Alexa. A top 3000 th site in the US. If you look at all media properties with Alexa rankings from 1 to 10,000, out of all those companies, only 14% of them have less than 10 employees. And they don't even have 2 employees as a category, because that's so rare. And, we're looking to grow from 2 employees to 5. We have an interim from CTO, Dane Lyons, who's helping us evaluate candidates and will build the initial product.

Linh: We created our own job board so that we can hire from our own people. A podcast also comes from the need of the community. We took a survey and 71% of readers say that they want and they need a podcast. And what did we do?

David: We acquired a podcast, Crypto Disrupted. Trent took it over, and became the host of the Hacker Noon podcast. And we want to keep rising the best people from the community and grow that.

What's new in Hacker Noon 2.0?

Linh: Right now, we don't really have a tier system for how writers can publish on Hackernoon. Either you are an editor, who has access to every single page on Hackernoon, or you are a writer, who has none of the admin access, and we want to change that.

David: Within the 7000 writers, we have a whitelist of a 1000 writers that we believe have earned the right to publish when they want to publish, because they've contributed great stuff. So you know as we look to have everyone have a score, and everyone have points, and whenever you get points, you earn certain rights in the community, and level up. And then looking at having community editors, and the experts on bitcoin and blockchain can publish on bitcoin and blockchain, and bring in new writers who can publish on bitcoin and blockchain.

So a lot of it is making our job obsolete, and making the software support these types of behaviours that we know that people want to do. We're going to replace the 'Follow' button with a 'Give Email' button: actually have the email addresses of your community. If you want to communicate with them through Hacker Noon, we will empower that. But if you want to take your community and go elsewhere, you have the power to do that too, because it's your community.

Linh: We are able to do that because for the past 2 and a half years, we've been publishing every single day. It's been a grind. 20 stories a day. We have a library of 25,000 stories. To educate ourselves from the whole community is a beautiful thing, and we definitely want to continue with that going forward.

A little about us

David: For those of you who don't know, that's my wife Linh.

Linh: This is my husband David, if that's not clear.

David: And I started it, and she joined the company full time. She's been absolutely instrumental in terms of actually increasing the revenue, which is one of the hardest things to do, especially in media today. She understands me! It's a rare thing and I'm very thankful for it.

Linh: I come from an education background. I value community, I value collaboration, I value decentralization. A lot of the values that Hackernoon is about, to publish. We are about community!

David: We think the market and the community drive editorials. Exactly. Its like that's the way news should work, that's the way story telling should work.

Linh: What other teams would, you know, wake up every single day and then drive 30 minutes to the office and then during that drive already discuss half of the things we have to do during the day!?

What's up with all the green?

David: Well, the green is a pure green. So that means in the RGB scale, red green blue, it's 0 = red, 255 = green (which is the max), and 0 = blue. So, it can't even be printed. If you print it, the green changes color. So pretty much as digital as it gets. And it's an homage to the early days of the internet, and people coding on their terminal screens.

Some final words

Linh: By supporting Hacker Noon, you support an independent tech media site. You support a free internet; you support a site that 200,000 daily readers already come to. You support a very, very lean team of a husband and wife, who have never given in to any corporate interest. Who were given an offer to be bought out, and rejected it. I think we're pretty awesome, and you should invest in us.

Both: Yeah. Peace!

Video 2

David Smooke: Hello and welcome to the Hacker Noon and Podcast. I am your guest host today, David Smooke, founder and CEO of Hacker Noon, how hackers start their afternoon. I'm the guest host today because we've hired a new person and a new firm, Dane Lyons of v1Labs. I've known Dane for a while and he's going to serve as interim CTO, as Hacker Noon builds it's own infrastructure. And Dane is a great person for this because he's built a lot of products, he's really one of the better product minds that I've had the chance to work with in the past. We worked together in his first company. I worked for him at Knowtify and they sold to Kissmetrics, where Dane was an engineering leader there for a while. And before that, a lot of cool stuff with how tags and stories work at, I forget the companies name now. but it got bought by Walmart, Walmart labs.

David Smooke: And anyway, today we're going to talk a little bit about the future of Hacker Noon. What does digital publishing look like for the tech industry. Then more specifically Scrum versus Agile, moving from wireframes to interactive prototypes, what does it mean build an MVP, how do you evaluate an MVP, an other stuff like that. Excited to have you on, Dane.

Dane Lyons: That's great. I'm very excited to be here. I'm love the direction of Hacker Noon, to be honest. I think that Hacker Noon, in my mind, is brutal at it's best. It's just very unapologetically raw and I like that. I'm really excited to be here.

David Smooke: Yeah, I think the blindingly green does a lot of that rawness, and then, when you open it up to contributors of all walks of life and really, your only qualification is to doing cool work about tech or having your own perspective about tech. You just really open up to a lot of different tones and voices. So Dane, what do you think makes a good product?

Dane Lyons: Well, I think that it's a complicated question but, for me, I think that to build a good product, you've got to embrace change. When you have a product and you change something about the product, there's really only three outcomes. It's going to get better, it's going to get worse, or it's going to stay the same. And if it gets worse, you can usually change it back so there's no real harm in change and the up side of changing is very high. So I believe that teams need to find a system that embraces change, whatever that is.

David Smooke: And do you ever fear that too many changes, too many iterations, can lead to lack of identity or sanity?

Dane Lyons: Changes can occasionally be negative. I think that you can always have misguided changes and I think that a lot of founders and a lot of people who are in charge of products, I think that creates a lot of fear. So there is a risk in a change going awry but the upside is so much greater that it's worth it.

David Smooke: Was it scared money don't make money?

Dane Lyons: Yeah, I guess.

David Smooke: Could you tell me a little bit about Scrum and whether you think people should be using it?

Dane Lyons: In my mind, Scrum is not inherently bad, but it is not a great process for an early stage company. And the reason behind that, it kind od comes back to what I was just talking about, change. And Scrum is not optimized for change or for bringing about change. Scrum actually has a relatively bureaucratic process in terms of bringing about change. You have you stakeholders and you product owners who basically decide things an through this long process, they convert ideas into tasks and then your individual contributors are responsible for delivering those tasks. And that gets into a lot of ... you get into trouble when you need to adapt and it's very slow to redefine your task.

David Smooke: You think the biggest problem is the most top-down engineering management style?

Dane Lyons: Scrum is definitely not the most top-down engineering management style but I think that it's deceptive in that people think it's a very agile and nimble process but it is pretty top-down, in my opinion. At least most implementations that I've seen.

David Smooke: And then, how do you think Agile is more bottom-up?

Dane Lyons: Well, in my mind, agile should really create a system where individual contributors can make the decisions that bring about change and if you can do that then the process of defining their tasks and ... it shouldn't take two weeks to go and create a bunch od stories so people can bring about change. If an individual contributor has an idea that is going to make a product better, they should be empowered to go execute that idea.

David Smooke: Where do you see ideas going awry though, with an Agile structure?

Dane Lyons: In order for Agile to work well, you've got to really spend a lot of tie thinking about our KPIs. You got to have ... You've got to come up with a theory about which numbers you want to focus on to prove that you're building a better product and if you can do that well, then you can make a determination whether any change that you bring to the product is actually positive or negative.

David Smooke: Yeah, I really being a results driven operation. It's just, there are opinions everywhere but agreeing what facts and what numbers we're trying to move definitely aligns peoples skulls in a way that gives them a freedom to approach the problem in more creative ways.

Dane Lyons: But there is a challenge in your KPIs, where a lot of times people are not very good at determining what KPIs they should actually pursue and a lot of times, either your KPIs are too high level, so individual contributors can't actually do anything to influence those numbers or they're ... you might be tempted to go after a lower level KPI that is actually not correlated with, say, revenue. Say if revenue is you highest level KPI, you might get seduced into having some other metric that everybody believes in but everybody's focused on moving that metric, but it doesn't actually make a better product in the end.

David Smooke: So Hacker Noon is moving from two employees, me and my wife and partner, Linh. And now we're moving to having an interim CTO, you, and then two to three developers, and so we're looking at kind of a small team, like many start ups and being lean and small. How many KPIs do you realistically think a company of this size should have?

Dane Lyons: In my mind, I think it's good to have at least two KPIs. A lot of people will try to focus on a single KPI but I think you need to have your high level compass KPI and maybe that is revenue, in a lot of cases for companies, and then you need to have a lower level KPI, which is a lot more relevant for the product. So maybe, on the product side of things, you might have a KPI like how many new stories are being created or written, how many drafts are being created. You've got a lot of options. You can probably assume that the more stories that are created, the more revenue is going to be generated. And if you get into a thing where you're optimizing for stories and you're cranking out a bunch of stories and things aren't going so well, then maybe you've got a quality problem and you need to adjust your KPIs. But it's fine to start out with a KPI that optimizes for the number of stories.

David Smooke: Yeah, I'm kind of gone through that exact problem and I like to think of getting to the 80% and to having that be a qualitative thing. And that's yes or no and then once that's yes or no, that yes multiplied by stories published is your real rate of publishing, because in trying to publish a lot, you make mistakes and you figure out ways where you should have quality control higher and I haven't. But once it's of a certain level, it's more up to the community and I think a lot about serving contributors, serving the larger community, the reader, and then, making money. And that's kind of where the three KPIs will tier down from.

Dane Lyons: That makes sense.

David Smooke: So we worked together, also, on a number of projects that have had different degrees of success, with things like starting [42 Hire](#) and [Paid Story](#). And what have you learned over the last ... because you've kind of gone back and forth of creating a lot of early products, then being in a, not a large engineering team, but being in more structured set ups and larger teams. How are you approaching building MVPs now, than you were earlier in your career?

Dane Lyons: Well, I'm definitely moving much more towards building functional prototypes, so, as we were talking about the importance of change earlier, I think that it makes a lot of sense to consider the cost of change. And if you're building a ... if you're introducing change into a fully formed product, like a complex product that's already in the marketplace, then the cost of change is pretty high. As an engineer, you've got to worry about testing, you've got to worry about a lot of considerations. There's so many dependencies to deal with and so any kind of change that you bring about is usually pretty expensive. But you could also go the other route of trying to experiment outside of the product and to build functional prototypes that explore ideas and try to get validation where the cot of change is very low. And I think that there's a lot of value in doing that.

David Smooke: Let's just jump around a little bit.

Dane Lyons: Okay, sounds good.

David Smooke: So, Dane, this is the Hacker Noon podcast, could you tell us about some of your work and life hacks?

Dane Lyons: My life hack is all about productivity. I find that, as an engineer, there are just so many distractions in life and for me to kind of avoid some of those, I kind of use a variation of the Pomodoro Technique. I like to keep what a call a Captain's Log, so I will write down a goal for the next 20 minutes and then I will set a timer for 20 minutes, it could be 20 minutes to an hour. So you write down a goal, you set a timer, and you work like crazy. And at the end of that timer, you have to write what you accomplished and by writing what I ... by having that accountability to myself to write down what I accomplished, I find that I get so much more work done during that kind of mini sprint of 20 minutes.

David Smooke: Have you been able to keep going strong and for weeks at a time like this?

Dane Lyons: I think the longest I've gone is probably about a week and I'm actually quite happy when I'm doing that, The trick that I've run … well, one problem that I've run into quite often is, being able to manage all of it. So what I would really like is an application where I have an easily … a visual indicator of all of the 20 minutes sprints that I've accomplished over a given week and an easy way to dive into those sprints and to, I don't know I they're called sprints, I don't know what they're called, but an easy way to dive into those notes. If I could have a better tool for organizing those, I think I'd be a lot more disciplined in using it.

David Smooke: Yeah, that would be a good app to create but we diverge. So could you tell me a little bit about v1Labs and where you think you're going?

Dane Lyons: Yeah, so v1Labs is all about helping companies introduce a discovery track. A lot of Agile teams have what I would consider a delivery track where you have a bunch of tasks that … you have a backlog of tasks that get delivered. And like we we were discussing earlier, you need to … it's a lot more … it's a lot … how should I say this? It's difficult to just have a pure delivery track and to innovate. You really need to be investing a lot of your energy into figuring out what makes sense for your product going forward and to validate those assumptions. So v1Labs is all about that. It's helping you to get started on building a new feature or a new product, just-

David Smooke: Or a new content management system?

Dane Lyons: Yep, or a new content management system, whatever it may be.

David Smooke: Yeah, content management, man, it's wild. WordPress is 30% of the internet. No one really likes it. Innovative new things are being built and a lot of them … it's a very … if you go after the whole content management system market, it's a gigantic market but it's a real pain to fit your use case to everyone and I don't want to fit my use case to everyone. I'm of the philosophy of, cot 90% of WordPress, give me the right 10% and I will have a site that's 10 times better than if I built my site on WordPress.

David Smooke: Now there's this thing of where I've been thinking more of products of … I just don't want any extra stuff because it's not essential. I've been kind of forcing the Hacker Noon workflow into the media and publication workflow and it helped us grow but it also limited us with things like, just how contributors communicate with their community and … I'm of the opinion, if you don't have their email address, they're not your follower. And it's just, trying to think about how we're going to reinvent this and take what's working and fix how contributors want to work … I guess I'm rambling here.

Dane Lyons: No, that all makes a lot of sense. I've actually had quite a bit of experience working with building WordPress websites and blogs. And I think that they were a fantastic innovation compared to what came before WordPress, which was, God, it must be 15 years ago or maybe not quite that long, maybe it was 12, 13 years ago. So they came out with this blogging platform, which was great and they had a plug-in system where you could extend the functionality and it wasn't a great system. I think, even today, they do some really … they do a poor job of making sure that the plug-ins that you've added to your WordPress implementation are not going to break your blog or … and are compatible with the other plug-ins. So, they don't do a very good job of that. I don't think they ... I don't think the database is structured very well, to be honest. And I think that they could do a lot of improvements.

Dane Lyons: But I definitely agree that, especially for Hacker Noon, that it doesn't make a lot of sense to try to take WordPress and to kind of add all the functionality that you need and to kind of pare down all of the stuff that you don't need. It's a complete mess for that sort of thing. You're much better off just building something from scratch.

David Smooke: Yeah, it's definitely the conclusion that I've reached. Yeah, it's like the deeper you get, the more you just don't want to be reliant on other people and trusting these other firms to continue supporting the technology that they support. It's a trust thing and then it's, how trustworthy is the brand? And if the brand ... WordPress is a great 30% of the internet and they're still not making that much money for being 30% of the internet, and powering 30% of websites.

David Smooke: There's always a balance between building to help other people's business versus building to help you own. When your own business is struggling, you see it in how you start to treat other people around the internet and so I really want to have sustainability and sufficiency from the ground up. And a lot of people are in spots like me, so could you talk a little bit about taking wireframes and moving them to interactive prototypes?

Dane Lyons: Actually, I wanted to come back to the WordPress thing, just a second, and then we can move on to the wireframes. So one thing that I think is pretty interesting about using WordPress to run your product, is their plug-in system. As we were talking bout earlier, when it comes to introducing change, you actually don't have a lot of change when it comes to WordPress. You have a lot of plug-ins that you can just pop into your application and add functionality but to iterate on that functionality, it's really difficult because you've got to go and learn the code base of each individual plug-in, and sometimes you've got to just take it upon yourself to go and change the functionality if it doesn't do what you want.

Dane Lyons: So, a lot of times people will go and they'll rotate through plug-ins to try to find the perfect commenting plug-in or the perfect caption plug-in, and nothing really kind of solves the problem so then you have the burden of going and trying modify one of the existing plug-ins. It's not conducive to change, I guess is what I'm trying to say.

David Smooke: Yeah, I think software has a longer reaching problem of, a lot of it's with the incentives of how software is sold, where it's just, you want to be able check this box, that it always has more, like this RFP structure. And then, whenever you're saying you can do any type of software on top of this software, it's like, "Oh, yeah, you make it so easy to add software but you make it so hard to remove." It's like, you can't change if you can't remove. You should be removing as much as you're gaining. At the end of the day, you change stuff but you come back to an equilibrium and if your whole point is just adding more and more and more and more features, their going to get in the way of each other.

Dane Lyons: Oh, absolutely. I think that you really need to pare down your feature site to the minimum number of features required to satisfy the use case.

David Smooke: Yeah, and then it's, how many use cases do you support? How big of a company are you? Which of these use cases is really your business and which one is not your business? It's cool to think about where software and strategy overlap and when they work together well, you understand how it serves the contributing write and then, what contributing writer do you want to serve. If we've become a destination where just brands publish press releases, we're not going to be a very good site. And by the same token, if we become a destination where it's just only product managers talking about why Agile is better than Scrub, then we're also not going to be a very good site. But how we support the contributors will drive the editorial line, then the editorial line will drive how we support the contributors.

Dane Lyons: Right. Yeah, it's a delicate balance because so many start ups are pretty much forced to go up market way too fast, and to not focus on smaller use cases, just because they've got to satisfy an investor and I think if you kind of go up market too fast for the wrong reasons, it can kill you.

David Smooke: Yeah. Yeah, some investors are on the other side of things, where they only satisfies the users that really love you and don't worry about losing your 80% middle of users that use you but may not tomorrow.

Dane Lyons: Right. Yeah, from my point of view, I think it makes sense to really go and try to find the best way to satisfy an individual use case and to be relatively focused and once you've kind of cracked that nut, then you can try to understand if your product makes sense for other adjacent use cases or is you need to build a complimentary product. But you can kind of expand that way, just kill it and satisfy one use case at a time, I think. That's kind of the way that I think about it.

David Smooke: Day-to-day, you're living in San Francisco, where I used to live, once upon a time, and it's an expensive city, it's a unique city. It's got people from all walks of life. How are you hacking your life to live a better San Francisco?

Dane Lyons: Oh, man, I'm probably not, to be honest. I probably should not be in San Francisco, to be perfectly honest, because I'm not really taking advantage of the community here. I would love to spend a few weeks or a month trying to think about this problem and trying to understand how to maximize my time in San Francisco and then to try to build around that because I-

David Smooke: No, that's time away from spending it in San Francisco, with other humans and what-have-you.

Dane Lyons: Yep. But I think that there's plenty of technology that can help solve this problem because I mean, there's so many events that happen and it's kind of an informational problem. You need to be able to be exposed to the information to know when the events are available and which events you should be attending and who you should be networking with and all those sort of things. Almost like a personal CRM or something like that.

David Smooke: And then artificial intelligence will monitor your activity and recommend related activities.

Dane Lyons: Oh yeah. Yep.

David Smooke: I don't know. I hope ... You're always been a little more optimistic of the machines taking over than I have.

Dane Lyons: Yeah, I'm pretty optimistic. I think that ... I don't know. I think machine learning is just a fantastic thing. Recently, AlphaZero beat Stockfish in their first, machine learning, or Google's first machine learning foray into creating an AI for playing chess and it's just fantastic, to see how creative this AI has become. But the AI that Google used to create this chess-playing machine, is not going to hack your vehicle and drive you off a bridge or something like that. It's just ... that's not really something that I worry about too much. If there is some kind of hacking attempt that I fall victim to, I think it's probably a much more malicious intent, rather than AI going around. I think that the risk of that is far higher.

David Smooke: Yeah, we publish Google's Chief Data Science Officer and one of her best posts, she puts, "Machine learning is the simplest thing it is, is a thing labeler." And that's where it all starts. How can you label this thing properly and then what do you learn from labeling a million things in a million different places for a million different whatever. It is kind of ... thinking about searching photos, is kind of an area where Google's done a lot and it's just interesting, especially like there's a piece of art in my office, it's abstract and there's shapes and there's circles, is this going to be searchable under rectangle and circle or is it searchable under art? And then, within the art, what other things does it recognize? Does it recognize that this is a sunset or is that possible? An it is, yeah.

Dane Lyons: It's a very purpose built application. It's not like that AI is learning how to walk or to do things that ... or even has the ability to do the things that are malicious in nature. Certainly there is a possibility of that something like that could happen but for the most part, I don't think that the risk of AI, as we see it today, is very high.

David Smooke: Yeah, but it'll make mistakes and that's why, when a Tesla car crashes, it's in 10 million sites and whenever the crash that happens outside your office happens, it doesn't make the newspaper. It's under a microscope right now because of the implication of switching all drivers to self-driving cars. It's massive on a labor level, a safety level, all that, and a performance level. Self-driving cars, that's the one where I just can't get my eye off that industry, you know what I mean?

Dane Lyons: Yeah, definitely.

David Smooke: It hits those things of those bigger tech themes versus practical day-to-day application of running into everyone's lives from a business perspective and a user, a writer. Dane, what do you think I should prioritize in the new Hacker Noon?

Dane Lyons: Well, I think that you should embrace a system that empowers your contributors. I actually don't necessarily ... Well, I definitely don't like to call contributors "resources", that drives me crazy. I think that contributors should be called collaborators. And so the engineers that you hire and the designers that you hire, I think that you need to empower them to make change and to feel like they have the ability to do that. And that, I think, should be the number one priority.

David Smooke: Cool. So we're now hiring [front-end](#), [back-end](#), you can apply at jobs.hackernoon.com or you can just email Dane, Dane@hanckernoon.com. That's D-A-N-E, Dane, that's you.

Dane Lyons: Yep, that's me.

David Smooke: And where else can people find you, Dane?

Dane Lyons: Also Dane@v1labs.com, or on twitter at duilen, that's my handle, and that's pretty much your safest bet.

David Smooke: And duilen, your handle, where'd that come from?

Dane Lyons: I don't know. I was just a … it's a name that I invented probably about 15, 20 years ago and it just kind of stuck wit me.

David Smooke: And that's your internet name, you internet given name, self-given?

Dane Lyons: Yeah, I think I probably made it up in AOL days or something, I don't know. It's just kind of stuck with me.

David Smooke: The early days of the internet. And anything the internet should be doing to be a better place?

Dane Lyons: There's a lot problems with the internet. There's a whole cyber-bullying thing and people just need to be more, I don't know, open and tolerant to their neighbors and just good neighbors, I guess. If people were just better neighbors on the internet, just like in real-life, I think that the world would be a better place.

David Smooke: I do too. Hey, thanks for doing the Hacker Noon podcast. You can find more episodes at podcast.hackernoon.com or just visit hackernoon.com and I'm sure you'll bump into a great tech story. Peace.

Video 3

David

Hello, I'm David Smooke, Founder and CEO of Hackernoon, and today, we're kicking off with Trent Lapinski, formerly of Crypto Disrupted. His podcast will now be joining Hacker Noon, and he will be leading hosting, producing, the Hacker Noon podcast! I'm very, very excited to work with Trent, I've been reading his stuff for a while, I've been listening to his podcasts, he's been getting some of the best crypto influencers. He's lived and breathed the tech culture growing up in San Francisco; built a company, had it threatened by larger companies, came out the other side stronger, helped a lot of startups, very deep in the startup investing and growing scene. I'm very, very excited for him to host the afternoon podcast.

Trent

Thanks for having me, David. Yeah, I'm really excited too, to get this podcast off the ground. You know, I've been running Crypto Disrupted since January, and as much as I love blockchain and the cryptocurrency space, it's going to be great to be able to branch out and cover just general tech. I'm really excited to be able to talk to people in the AI field, to be able to talk to people about privacy issues, you know, what's happening in social media, and all these other fields I didn't really get to touch on with Crypto Disrupted. So, I'm really excited to get to be able to cover those topics now with Hacker Noon, and be able to get your reach extended to YouTube, and different media platforms, and iTunes, and give this thing a shot here.

David

Yeah, you're the first person that told me that we should have a digital currency for publishing, and that's what Hacker Noon should do. I've always appreciated that perspective of how does blockchain affect your existing business. I think it's going to work really well in terms of bringing in a lot of your past contributors from Crypto Disrupted that were very good and influential. And then bring in a lot of mainstream tech leaders, you know, like Tracy Chou is going to be joining us, and the Founder Collective, and Joseph Flaherty who's been contributing to Hacker Noon for a while, and Dan Jeffries whose been contributing to Hackernoon, and some more, you know, Twitter famous investors, like Hunter Walk and Hiten Shah are going to be on the show. You know, Twitter fame is like the epitome of what we're looking for.

Trent

No, I'm definitely excited to, you know, interview some new guests, and interview, I mean, I want to talk to some of the contributors for Hacker Noon, and talk to some of the other journalists. It's kind of weird – as a journalist, I don't actually get to talk to a lot of other journalists, so this will be kind of exciting, because I kind of will get to network with other journalists. I don't know what it is about journalists, but we don't talk to each other. You'd think there would be a journalist community, but I guess that's what we're creating here.

David

Yeah, and I mean, everyone is kind of their own marketing firm too, of like, journalist of your own life, which like, some of these more influential people, like Elon Musk, will go smoke a blunt on a podcast – how does that affect the price of Tesla? There's definitely some cool stuff we can cover, and I'm excited – we're going to put a full-time editing on the podcast, and up the production level of the Hacker Noon podcast, have longer interviews that we'll then shorten down... we'll start with key break-away quotes of the podcast, and then we'll mix in, we'll have a number and that number is... I don't know, I don't know what the number is, but there will be a number, and you can dial in, and you can be one of the Hackernoon contributors, so if we're interviewing Hiten Shah someone wants to call in and talk about the benefits of bootstrapping a startup versus fundraising a startup, we'll leave that number available, and you can call in, and we'll mix that in with the interview, and kind of hit that community driven and mix between interviewee and interviewer, because you bring a lot of experience, and you should tell more of your stories on the Hackernoon podcast, as well as the contributors, kind of, mixing in with their thoughts and reflecting the community that we've grown and want to continue to grow.

Trent

No, absolutely. I think too we can experiment with different stuff, like live streaming and stuff. I haven't figured out what exactly that's going to look like yet, but

David

I think we'll be inviting Twitch – Twitch will be one of our early guests!

Trent

Hey, maybe we'll wanna use Twitch, and set up a Hacker Noon Twitch. So those are all different things we can explore and try to figure out, and, you know, both get the podcast off the ground, but also figure out how we can leverage some of these other new media formats to be able to do some fun things.

David

And we are currently looking for sponsors. We tapped into our weekly sponsor network to get some of our first ones, past Hacker Noon sponsors. But now, over the last year, we've had over a hundred million pageviews on Hacker Noon stories, but it's been all text. So we're taking a pretty big leap here, of like, audio files. It's the big new thing, you know, we're going from text to audio, and we hope to leverage these big distribution channels to have a big time podcast, and we definitely want to reward the companies that want to work with us in the beginning. And we want relationships where they get more value for their money because they want this project to grow too. And so, we're keeping our line of 'these are our guests', and 'these are our stories', but I think if we put out the way we've been talking behind the scenes, and the way we've been working, and get to like what actually makes tech tick, I think a lot of brands are going to want to be right next to that.

Trent

Yep – and we're doing video too! I mean, here we are right now, so

David

Yeah, this is my garage. Home office

Trent

This is my apartment

David

Yeahhh… remote work!

Trent

Exactly. Yeah, again, I'm super-excited to get this podcast off the ground. We've got a ton of amazing interviews coming up, so we're going to be busy getting to those, and interviewing a bunch of amazing people, and again, I'm really excited to branch out from just crypto and cover the whole tech sphere now, and it's an honor to work with you David, and get this thing off the ground!

David

And I'm really happy to work with you too, Trent! So that is the Hacker Noon podcast hosted by Trent Lapinski, and it can be found on iTunes… YouTube… the internet.. Hackernoon.com. Yeah, the internet, it can be found on the internet. And the Dark Web – it's also available there.

Trent

It is?

David

Right? Doesn't it all make it from the main Internet into the Dark Web, and then, they slowly but surely lead from the dark web into the…

Trent

I don't know about that haha. We're going to see about getting this show on the dark web and figure that out!

David

The Hacker Noon podcast, now available on a dark web near you!

Trent

So again, that's the Hacker Noon podcast. You can find us on iTunes, you can find us YouTube, and you can find us on podcast.hackernoon.com. So please come check us out, subscribe, and yeah, come join us in the afternoon!

David

Tell all your friends. Make them all smile. Share it with everybody. Spam your community. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.